P, E, 1/1/02

0-27884

File No. 0-27884

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2002

Macronix International Co., Ltd.

No. 16 Li-Hsing Road,
Science-Based Industrial Park
Hsinchu, Taiwan, Republic of China

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ____X____ Form 40-F ____________.

[Indicate by check mark whether the registrant by furnishing this information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ____________ No ____X____.

[If " Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:__________.]

(This Form 6-K has four pages. Exhibit index is on Page 2)

EXHIBIT INDEX

MACRONIX INTERNATIONAL CO., LTD.
Unaudited Condensed Unconsolidated Statement of Income and Other Data
(In thousands of NT dollars, except per share amount)

	2001 Forecast **(Unaudited)**	31-Dec-01 **(Unaudited)**	Hit rate %
Net sales revenue	21,352,291	21,360,721	100.04
Cost of goods sold	(11,517,478)	(11,564,460)	100.40
Gross profit	**9,834,813**	**9,796,261**	**99.61**
Net realized profit	33,820	(5,387)	(15.93)
Realized gross profit	**9,868,633**	**9,790,874**	**99.20**
Operating expenses	5,544,243	5,534,388	99.80
Operating income	**4,324,390**	**4,256,486**	**98.43**
Net interest income/ (expenses)	(612,258)	(594,057)	97.02
Net other income/ (expenses)	(3,640,716)	(3,611,909)	98.90
Income before taxes	**71,416**	**50,520**	**70.74**
Net income	**(845,584)**	**(866,480)**	**97.53**
Net icome per share	**(0.25)**	**(0.26)**	**96.00**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACRONIX INTERNATIONAL CO., LTD.

Date: January 26, 2002

By: Paul Yeh.

Name: Paul Yeh

Title: Associate Vice President of Finance Center